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CONTACTS:

LORUS THERAPEUTICS INC.                            CANADIAN MEDIA CONTACT:
Corporate Communications                           Hugh Mansfield
Grace Tse                                          Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380                      Tel:  (416) 599-0024
Email:ir@lorusthera.com                            Email:  hugh@mcipr.com

              LORUS THERAPEUTICS INC. - COMPLETION OF UNIT OFFERING

TSE:              LOR
OTC BB:           LORFF

TORONTO, JUNE 11, 2003 - Lorus Therapeutics Inc. ("Lorus") announced today that it had completed its previously-announced best efforts public offering of 22.8 million units priced at $1.25 per unit, for gross proceeds of $28.5 million. In addition, the agents involved in the offering exercised in full their over-allotment option to offer for sale an additional 3.42 million units at an offering price of $1.25 per unit, which raised additional gross proceeds of $4.275 million. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase a common share at a price of $1.75. As part of the compensation for the offering, the agents received compensation options representing an aggregate of 7% of the units issued pursuant to the offering, which entitle the holder to purchase one unit at an exercise price of $1.27 per unit.

The offering of units of Lorus was completed on a best efforts basis by a syndicate of agents led by Loewen, Ondaatje, McCutcheon Limited that also included Dundee Securities Corporation, Harris Partners Limited and Haywood Securities Inc.

ABOUT LORUS

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.
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